SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549






                                    FORM 11-K

                     ANNUAL REPORT PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934


                   For the Fiscal Year Ended December 31, 1999


                          Commission File Number 1-4582

                             RALSTON PURINA COMPANY
                             SAVINGS INVESTMENT PLAN







                              RALSTON PURINA COMPANY
                               CHECKERBOARD SQUARE
                             ST. LOUIS, MISSOURI  63164

                        REPORT OF INDEPENDENT ACCOUNTANTS




To  the  Participants  and  the  Plan
Administrator  of  the  Ralston  Purina
Company  Savings  Investment  Plan

In our opinion, the accompanying statement of net assets available for plan benefits and the related statement of changes in net assets available for plan benefits present fairly, in all material respects, the net assets available for plan benefits of the Ralston Purina Company Savings Investment Plan at December 31, 1999 and 1998, and the changes in net assets available for plan benefits for the years then ended, in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by the Plan Administrator, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules included in Attachments I and II are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



/s/  PricewaterhouseCoopers  LLP
June  7,  2000


                              RALSTON PURINA COMPANY SAVINGS INVESTMENT PLAN

                            STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
                                                DECEMBER 31
                                          (DOLLARS IN THOUSANDS)




                                                                           1999                     1998
                                                                           ----                     ----

ASSETS

 INVESTMENTS, AT FAIR VALUE (NOTE 2)
    Short-term investments                                              $   2,188               $     603
    Shares in registered investment company                               139,468                 138,577
    Vanguard Index Trust - 500 Portfolio                                  115,837*                 83,664*
    Common stock-RAL Stock                                                483,603*                636,085*
    Common stock-Agribrands                                                     -                   2,720
    Notes receivable from participants                                     24,389                  29,354
                                                                        ---------                --------
     TOTAL INVESTMENTS                                                    765,485                 891,003

INSURANCE COMPANY CONTRACTS, AT CONTRACT VALUE (NOTE 2)                    43,844                  39,607

INTEREST AND DIVIDENDS RECEIVABLE                                              11                       2
                                                                         --------                --------

     TOTAL ASSETS                                                         809,340                 930,612

LIABILITIES
   Accrued plan expenses                                                      156                      45
                                                                         --------               ---------
     TOTAL LIABILITIES                                                        156                      45
                                                                        ---------               ---------


NET ASSETS AVAILABLE FOR PLAN BENEFITS                                   $809,184                $930,567
                                                                        =========                ========

See Notes to Financial Statements

*  Investment represents 5% or more of Plan's net assets.


                 RALSTON PURINA COMPANY SAVINGS INVESTMENT PLAN

         STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
                         FOR THE YEAR ENDED DECEMBER 31
                             (DOLLARS IN THOUSANDS)




                                                       1999        1998
                                                      ----         ----


ADDITIONS TO NET ASSETS ATTRIBUTED TO:
  Investment income                                 $  25,656   $ 36,497
  Net realized and unrealized gain in investments           -     76,986
                                                    ----------  --------
                                                       25,656    113,483

  Contributions
    Employer                                            4,263     23,884
    Employee                                           36,597     28,761
                                                    ----------  --------
                                                       40,860     52,645

  Other additions                                          76        116
                                                    ----------  --------

    TOTAL ADDITIONS                                    66,592    166,244
                                                    ----------  --------

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
  Net realized and unrealized loss in investments      70,718          -
  Benefits paid                                        65,601    120,240
  ESOP interest expense                                     -      3,219
  Administrative expenses                                 278        171
  Asset transfers out                                  51,378      6,177
                                                    ----------  --------
    TOTAL DEDUCTIONS                                  187,975    129,807
                                                    ----------  --------

Net Increase/(Decrease)                              (121,383)    36,437
                                                    ----------  --------

NET ASSETS AVAILABLE FOR PLAN BENEFITS
  Beginning of year                                   930,567    894,130
                                                    ----------  --------

  End of year                                       $ 809,184   $930,567
                                                    ==========  ========

See Notes to Financial Statements

                             RALSTON PURINA COMPANY
                             ----------------------
                             SAVINGS INVESTMENT PLAN
                             -----------------------

                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 1999




NOTE  1  -  DESCRIPTION  OF  THE  PLAN
--------------------------------------

The following is a summary description of the Ralston Purina Company Savings Investment Plan (the Plan) and provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

GENERAL - The Plan is a defined-contribution plan, established for the purpose of enabling employees to enhance their long-range financial security through regular savings with the benefit of Ralston Purina Company (the Company) matching contributions.

The Plan is subject to certain provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). However, benefits under the Plan are not eligible for plan termination insurance provided by the Pension Benefit Guaranty Corporation under Title IV of ERISA. It is the Company's intent that the Plan meet the requirements of Section 404(c) of ERISA. Section 404(c) relieves plan fiduciaries of liability for losses that are the direct and necessary result of the participant's exercise of control over assets in the participant's savings plan account.

PLAN PARTICIPATION - Participation in the Plan is open to substantially all regular full and part-time domestic employees of the Company and its designated subsidiaries, including certain internationally assigned employees who are subject to U. S. Federal Insurance Contributions Act tax. Participants may contribute to the Plan upon enrollment; however, one year of covered service is required in order to receive Company matching contributions (see "Contributions" below).

CONTRIBUTIONS - Effective January 1, 1999, significant changes were made to the Plan's contribution structure. As of this date, participants can contribute from 1% to 14% of their compensation in 1% increments on a before-tax basis, subject to Internal Revenue Service (IRS) limits. Before-tax contributions not exceeding 4% of the participant's compensation will be matched 25% by the Company. One year of covered service is required in order to receive Company matching contributions.

A participants' after-tax contributions of 1% or 1.75% of compensation receive a Company match of 300% that is credited to a participant's PensionPlus Match Account in the Ralston Purina Retirement Plan, the Company's non-contributory defined benefit pension plan covering substantially all domestic employees. One year of covered service is required in order to receive the Company match in the PensionPlus Match Account. Participants may also contribute an additional 1% to 22% of their compensation on an after-tax basis that is not matched by the Company, subject to IRS and Plan limits.

Combined before-tax and after-tax participant contributions may not exceed 23.75% of compensation, as limited by federal income tax laws and Plan terms. The total of before-tax, after-tax and Company matching contributions allocated to participants' accounts is limited to the lesser of $30,000 or 25% of the participants' compensation for the calendar year.

Prior to January 1, 1999, participants could make basic contributions of 2% to 12% of their compensation in 1% increments on a before-tax basis, subject to certain limits imposed by the IRS and Plan terms. For employees first hired before July 1, 1993, basic contributions not exceeding 6% of the participant's compensation were matched 100% by the Company after one year of covered service. For employees first hired on or after July 1, 1993, after one year of covered service, the Company matched basic contributions of 2% to 6% by initially contributing 20% of the maximum Company match, increasing in 20% increments for each additional year of service up to a maximum of 100% of the maximum Company match after five years of service.

Participants could also make supplemental after-tax, unmatched contributions of 1% to 10% of their compensation in 1% increments, subject to certain IRS limits and Plan terms. Participant contributions, both before-tax and after-tax, could not exceed 15% of their compensation. The Company imposed, on highly compensated employees, a before-tax contribution limit of 10% and a supplemental after-tax contribution limit of 4%.

INVESTMENT OPTIONS - All participant contributions are invested at the participant's direction in the investment funds offered by the Plan and selected by the participant. Effective April 22, 1999, the RAL Stock Fund and the ESOP Common Stock Fund were combined into a single fund, the Ralston ESOP Common Stock Fund. The 25% Company match on the participant's first 4% of before-tax contributions is directed to this fund. A participant's investments in this merged fund are fully diversifiable into other funds within the Plan.
Participants may also transfer amounts from other investment funds into the Ralston ESOP Common Stock Fund.

The leveraged employee stock ownership plan (ESOP), a 10-year program, was available for participation beginning February 1, 1989, following the creation of the ESOP Preferred Stock Fund (ESOP Fund). Beginning February 1, 1989 and ending December 31, 1998, a participant's basic contribution of up to 6% of compensation and the Company matching contribution thereon were invested in the ESOP Fund. The ESOP Fund invested exclusively in Series A 6.75% ESOP
Convertible Preferred Stock of the Company (Preferred Stock). See Note 3 for further discussion of the ESOP Fund.

Through Plan year 1998, basic contributions in excess of 6% and supplemental after-tax contributions were invested by the Trustee at the participant's direction, in the investment funds offered by the Plan and selected by the participant. Participants could allocate the investment of these contributions to any of the investment funds maintained pursuant to the Plan except the ESOP Fund and the Agribrands Common Stock Fund. See Notes 3 and 6, respectively, for further discussion of the ESOP Common Stock Fund and the Agribrands Common Stock Fund.

VESTING - Employee before-tax and after-tax contributions and earnings thereon vest immediately, while Company matching contributions and earnings thereon vest over a period of four years at a rate of 25% per year for each year of Company service. Participants are 100% vested in Company matching contributions and earnings thereon after 4 years of service. In the event of a participant's retirement, death, or total and permanent disability, Company contributions and earnings thereon become 100% vested, even if the participant has rendered fewer than 4 years of service.

PLAN WITHDRAWALS - Plan withdrawals of before-tax contributions may be made prior to termination or retirement for cases of financial hardship or at the age of 59 1/2. Hardship distributions are limited to the amount required to meet the need created by the hardship and are made at the discretion of the Plan administrator (see "Plan Administration" below). After-tax contributions and earnings thereon may be withdrawn at any time.

PARTICIPANT LOANS - Participants may borrow from their accounts subject to the provisions of the Plan. Loans are limited in the aggregate to the lesser of $50,000 or 50% of the vested amount in the participant's account, reduced by other outstanding participant loan balances on the date of the loan. The minimum loan amount is $1,000. Participants pay interest on such loans, at a fixed rate of 1 percentage point above the prime rate on the date of the loan. Participant loans can be short or long-term, up to a maximum loan period of 5 years for general purpose loans and 10 years for the purchase of a principal residence. Loan repayments are made through payroll deduction each pay period. A promissory note in the amount of the loan must be delivered to the Trustee, and, in the event of the participant's termination, the unpaid balance and accrued interest become due immediately and payable in full.

FORFEITURES - Upon the participant's termination of employment, any Company matching contributions and the earnings thereon which are not vested will be forfeited, but will be restored and eligible for additional vesting if the participant again becomes an eligible employee within five years after termination and completes additional years of service. Forfeitures, net of amounts restored, are used to reduce future Company contributions required under the Plan. Forfeitures were $128,000 and $190,000 for the years ended December 31, 1999 and 1998, respectively.

PLAN  ADMINISTRATION  -  The Plan is administered by the Company.  Management of
Plan assets is under the direction of the Company's Employee Benefit Asset Investment Committee (EBAIC). Members of the EBAIC are Company employees and are appointed by the Company's Chief Executive Officer. Vanguard Fiduciary Trust Company is Trustee of the funds and assets of the Plan; however, Bankers
Trust  Company  served  as  Trustee of the ESOP Fund until February 4, 1999 (see
Note 6 for further discussion). As Trustee, Vanguard Fiduciary Trust Company has the authority to hold, manage and protect the assets of the Plan in accordance with the provisions of the Plan and the trust agreements.

PLAN TERMINATION - The Company may, by action of its Board of Directors, terminate the Plan with respect to all participating companies. In case of such termination, participants shall be fully vested in Company matching contributions credited to their accounts and, subject to Plan provisions and applicable law, the total amount in each participant's account shall be distributed to the participant or for the participant's benefit.


NOTE  2  -  SUMMARY  OF  SIGNIFICANT  ACCOUNTING  POLICIES
----------------------------------------------------------

The  significant  accounting  policies followed by the Plan are described below:

BASIS OF ACCOUNTING - The financial statements of the Plan are prepared using the accrual basis of accounting such that income and related assets, and expenses and related liabilities are recognized in the Plan year to which they relate.

INVESTMENT VALUATION - The Plan's investments are stated at fair value, except for insurance company contracts, which are stated at contract value. Shares of registered investment companies are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year end. Company common stock (RAL Stock) and Agribrands International, Inc. common stock are recorded at fair value, based on the closing market price of the stock on the last business day of the Plan year. Notes receivable from participants are valued at cost, which approximates fair value.

Investments with insurance companies are all benefit-responsive investment contracts reported at contract value, which approximates fair value. Contract value represents contributions made under the contract, plus earnings, less Plan withdrawals and administrative expenses. There are no valuation reserves against contract value for the credit risk of the contract issuer or otherwise. The average yield for the investment contracts was 6.4% and 6.5% for the years ended December 31, 1999 and 1998, respectively. The weighted average crediting rate for these contracts was 6.5% at December 31, 1999 and 1998. The crediting rate is based on an agreed upon rate with the issuer, but cannot be less than zero.

Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect the amounts reported in the Statement of Net Assets Available for Plan Benefits.

Investments that represent 5 percent or more of the Plan net assets are separately identified in the "Statement of Net Assets Available for Plan Benefits".

INCOME RECOGNITION - Interest income is recognized when earned and dividend income is recognized on the date of record. Realized gains and losses are determined using the average cost method.

BENEFIT  PAYMENTS  -  Benefits  are  recorded  when  paid.

USE OF ESTIMATES - The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and revenues and expenses during the reporting period. Actual results could differ from those estimates.


NOTE  3  -  EMPLOYEE  STOCK  OWNERSHIP  PLAN  (ESOP)  PROVISION
---------------------------------------------------------------

The Company authorized shares of Preferred Stock to be held by the Ralston Purina Collective Trust for Savings Investment Plan (ESOT). The Preferred Stock assets of the Plan were held in the ESOT until the Preferred Stock was converted to RAL Stock on December 31, 1998, in accordance with terms of the Preferred Stock and terms of the Plan. Just prior to the close of business on December 31, 1998, 2,207,135 remaining issued and outstanding shares of Preferred Stock in the ESOP Fund were converted into RAL Stock at a rate of 7.12 shares of RAL Stock for one share of Preferred Stock. The ESOP Fund was renamed the ESOP Common Stock Fund and participant accounts were credited with RAL Stock in accordance with the conversion of the Preferred Stock. Beginning January 1, 1999, participants could transfer out of the ESOP Common Stock Fund into other funds within the Plan at their discretion, subject to certain diversification restrictions on Company matching contributions and earnings thereon. Effective April 22, 1999, the ESOP Common Stock Fund merged with the RAL Stock Fund and the diversification restrictions were removed. (See Note 1 for further discussion.)

Prior to December 31, 1998, the Preferred Stock was convertible into RAL Stock and had a guaranteed minimum value of $110.83 per share. In accordance with provisions of the Certificate of Designation of the Preferred Stock, one share of Preferred Stock was convertible into 7.12 shares of RAL Stock.

Financing for the purchase of the Preferred Stock was provided from the proceeds of a $500 million 8.25% fixed rate, 10-year private placement issue (ESOP Notes) by the ESOT, which matured on December 31, 1998. Semi-annual payments of $27.5 million were made during the Plan year ended December 31, 1998. Payment of principal and interest on the ESOP Notes was unconditionally guaranteed by the Company.

Shares of Preferred Stock were allocated to individual participants' accounts based on the total amount of basic matched and Company matching contributions divided by the guaranteed minimum value of the Preferred Stock. Dividends paid by the Company on the Preferred Stock that were credited to participants' accounts may have been used by the Plan to repay the ESOP Notes, and, if so, additional shares equal in value to the dividends credited, were allocated to the individual participants' accounts. If the dividends were not applied to loan payments, the dividends were paid directly in cash to the individual participants.


NOTE  4  -  RELATED  PARTY  AND  PARTY-IN-INTEREST
--------------------------------------------------

The Company, as Plan administrator and sponsor, is a related party to the Plan. At December 31, 1999 and 1998, the Plan held shares of RAL Stock with a market value of $483,603,000 and $636,085,000, respectively.

For Plan years ended December 31, 1999 and 1998, the Plan purchased $212,057,000 and $37,027,000, respectively, and sold $408,838,000 and $85,219,000, respectively, of RAL Stock. On December 31, 1998, the Plan converted $508,767,000 of Preferred Stock to RAL Stock, and then deposited the RAL Stock into the ESOP Common Stock Fund (see Note 3 for further discussion). Exclusive of the foregoing transaction, for the Plan year ended December 31, 1998, the Plan converted $68,959,000 of Preferred Stock to RAL Stock; and sold $63,961,000 of the converted RAL Stock to the Company.

Vanguard Fiduciary Trust Company and Bankers Trust Company, as Trustees of the Plan's assets, are parties-in-interest as defined by ERISA. For Plan assets managed by Vanguard, the Plan held $257,493,000 and $222,844,000 of investment funds and short-term investments at December 31, 1999 and 1998, respectively. Of these investments, the Plan purchased $177,022,000 and $129,327,000 and sold $112,620,000 and $54,988,000 for the Plan years ended December 31, 1999 and 1998, respectively. For Plan assets managed by Bankers Trust Company through February 4, 1999, which had a zero balance at December 31, 1998, the Plan purchased and sold $104,235,000 for the Plan year ended December 31, 1998. These transactions are exempt party-in-interest transactions.


NOTE  5  -  INCOME  TAX  STATUS
-------------------------------

The Plan has received a determination letter from the IRS dated March 11, 1996 that the Plan constitutes a qualified plan and that the trust holding the Plan's assets is exempt from income tax under the Internal Revenue Code of 1986, as amended. Participants' before-tax contributions, Company matching contributions and earnings of Plan investments are not subject to federal income tax until distributed from the Plan. Contributions made from a participant's after-tax compensation are therefore not taxed when distributed from the Plan. Earnings related to these after-tax contributions are not subject to federal income tax as long as they remain in the Plan; however, such earnings are taxed when distributed from the Plan.


NOTE  6  -  OTHER  MATTERS
--------------------------

On November 1, 1999, the Company completed the sale of its Energizer Power Systems Original Equipment Manufacturers' (OEM) rechargeable battery business to Moltech Corporation (Moltech). On November 9, 1999, the Plan transferred the net assets available for participants of $51,378,000 associated with Moltech employees to the Moltech Power Systems, Inc. Savings Investment Plan, and these employees are no longer participants in the Ralston Plan.

Commencing with the dividend payable on June 7, 1999, dividends earned on the Ralston ESOP Common Stock Fund are passed through to Plan participants until further notice and may not be reinvested in the Plan. For federal income tax purposes, the dividend pass through is considered deductible by the Company and taxable to participants.

With the conversion of the Preferred Stock to RAL Stock, Vanguard Fiduciary Trust Company became trustee of these converted shares. Bankers Trust Company's role as trustee was terminated on February 4, 1999 after exercising the voting rights associated with the Preferred Stock.

On April 1, 1998, the Company effected a spin-off to shareholders of its Agricultural Products business (Agri). The new company is Agribrands International, Inc. Just prior to the close of business on March 31, 1998, Agri participants' shares of Preferred Stock in the ESOP Fund were mandatorily converted into RAL Stock, in accordance with the terms of the Preferred Stock, and placed into the RAL Stock Fund. Subsequently, Agri employees' Plan assets, including shares of Company stock in the RAL Stock Fund, were transferred to the Agribrands International, Inc. qualified 401(k) plan, in accordance with IRS regulations. As of the date these assets were transferred, Agri employees are no longer participants of the Plan.

In conjunction with the spin-off, the conversion ratio for Preferred Stock changed from 2.29 shares of RAL Stock for one share of Preferred Stock to 2.37 shares. Additionally, as of April 1, 1998, all participants of the Plan's RAL Stock Fund became entitled to receive, and later received, one share of Agribrands International, Inc. common stock for every 10 shares of RAL Stock held. Participants were required to sell the remaining Agribrands International, Inc. common stock received and still held in the Plan by March 31, 1999, and could transfer the proceeds to any other fund within the Plan, except to the ESOP Fund through December 31, 1998.

On May 28, 1998, the Company declared a three-for-one stock split to shareholders of record at the close of business on June 22, 1998. Employee shareholders who were participants in the RAL Stock Fund of the Plan received two additional shares of RAL Stock for each share then owned. These additional shares were credited to the participants' accounts on July 15, 1998. In conjunction with this stock split, the conversion ratio for Preferred Stock changed from 2.37 shares of RAL Stock for one share of Preferred Stock to 7.12 shares.





NOTE  7  -  SUBSEQUENT  EVENT
-----------------------------

On April 1, 2000, the Company effected a spin-off of its Battery Products Business (Energizer). In conjunction with the spin-off, Energizer created the Energizer Savings Investment Plan. The net assets available to plan participants associated with Energizer employees were transferred to the Energizer Savings Investment Plan, and these individuals are no longer participants in the Ralston Plan.




                                             ATTACHMENT  I
                            RALSTON  PURINA  COMPANY  SAVINGS  INVESTMENT  PLAN
                                    EIN  43-0470580   PLAN  NO.  140
                           SCHEDULE  OF  ASSETS  HELD  FOR  INVESTMENT  PURPOSES
                                          DECEMBER  31,  1999
                                        (DOLLARS  IN  THOUSANDS)



      (b) Identity of Issue,
          Borrower, Lessor,   (c) Description of Investment Including
          or Similar              Maturity Date, Rate of
          Party                   Interest, Collateral,                                  (e) Current
(a)                                Par, or Maturity Value                    (d) Cost          value
---    ---------------------      -------------------------------------        --------     ---------

*      Vanguard Group             Money Market Reserve Fund -
                                   Prime Portfolio                           $  2,188     $    2,188
*      Vanguard Group             Short-Term Corporate Bond Fund               13,871         13,796
*      Vanguard Group             Index Trust - 500 Portfolio                  70,110        115,837
*      Vanguard Group             Money Market Reserve Fund -
                                   Federal Portfolio                           20,383         20,383
*      Vanguard Group             Wellington Fund                              29,203         28,918
*      Vanguard Group             Windsor II Fund                              36,231         33,363
*      Vanguard Group             International Growth Portfolio               14,858         19,308
*      Vanguard Group             Investment Contract Trust Fund (Retire.
                                   Savings Trust)                                 -              -
*      Vanguard Group             Small Cap Index Fund                         11,714         13,428
*      Vanguard Group             LifeStrategy Conservative Growth Fund         1,591          1,615
*      Vanguard Group             LifeStrategy Growth Fund                      4,198          4,553
*      Vanguard Group             LifeStrategy Income Fund                      1,129          1,114
*      Vanguard Group             LifeStrategy Moderate Growth Fund             2,856          2,990
                                                                              -------       --------
                                    Total Investment in Shares in
                                     Registered Investment Company            208,332        257,493

      Agribrands                  Common Stock                                     -              -
*     Ralston Purina Company      Common Stock                                285,844        483,603
                                                                             --------       --------
                                    Total Investment in Common Stock          285,844        483,603

      Deutsche Bank               Insurance Contract Separate Account           3,612          3,612
      Natwest                     Insurance Contract Separate Account           4,813          4,813
      New York Life               Insurance Contract Separate Account           3,162          3,162
      Peoples Security Life       Insurance Contract Separate Account           3,184          3,184
      Union Bank Switzerland      Insurance Contract Separate Account          10,028         10,028
      West Landesbank             Insurance Contract Separate Account           9,269          9,269
      Rabobank Insurance          Insurance Contract Separate Account           3,006          3,006
      Rabobank Nederland          Insurance Contract Separate Account           6,770          6,770
                                                                             --------       --------
                                    Total Insurance Company Contracts          43,844         43,844

Participants                      Notes Receivable from Participants
                                   (6% to 13% interest)                        24,389         24,389
                                                                             --------       --------
                                                                             $562,409       $809,329
                                                                             ========       ========


*  Investment  represents  allowable  transaction  with  a  party-in-interest.




                                                      ATTACHMENT  II
                                          SCHEDULE  OF  REPORTABLE  TRANSACTIONS  *
                             RALSTON  PURINA  COMPANY  SAVINGS  INVESTMENT  PLAN (EIN 43-0470580)
                                               YEAR  ENDED  DECEMBER  31,  1999


                     (b) Description of Asset
(a) Identity of      (Include interest rate        (c) Purchase    (d) Selling   (e) Lease
Party Involved       and maturity in the case of   Price           Price          Rental
                     a loan)
----------------    ----------------------------   ------------     -----------   -----------
Vanguard Group       Vanguard Index Trust -
                       500 Portfolio               $   50,882,766 $         -    $        -
Vanguard Group         RAL Stock                   $  212,057,394
Vanguard Group         RAL Stock                                    408,838,474



(f) Expense            (g) Cost                 (h) Current Value
Incurred with          Of Asset                 Of Asset On              (i) Net
Transaction                                     Transaction Date         Gain(Loss)
---------------        --------------           ------------------       ------------
$             -        $  50,882,766              $    50,882,766        $          -
                       $ 212,057,394              $   212,057,394
                         232,326,438                  408,838,474          176,512,036


* Transactions or a series of transactions in excess of 5% of the current value of the Plan's assets as of the beginning of the plan year as defined in section 2520.103-6 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA.

Pursuant to the requirements of the Securities Exchange Act of 1934, Ralston Purina Company as Plan Administrator of the Savings Investment Plan, has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

                                        RALSTON  PURINA  COMPANY



                                        By:    /s/ C.S. Sommer
                                               ----------------------------
                                               C. S. Sommer, Vice President
                                               and Director, Administration
                                               Ralston Purina Company

June 28, 2000


i:\sec\11k\06200011k.doc

                                  EXHIBIT INDEX


Exhibits
----------

23     Consent  of  Independent  Accountants
     (provided  electronically)